U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                        SEC FILE NUMBER 0001020017

                            CUSIP NUMBER: 019892108

(Check One):
[X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR For Period Ended: December 31, 1998

[ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR For the Transition Period Ended:

    Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

       Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I--Registrant Information

Full Name of Registrant                                   ALLSTAR SYSTEMS, INC.

Former Name if Applicable                                 NOT APPLICABLE

Address of Principal Executive Office (Street and Number) 6401 SOUTHWEST FREEWAY
City, State and Zip Code                                  HOUSTON, TEXAS 77074

Part II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [ 23,047], the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 ( 72,435), effective April 12, 1989, 54 F.R. 10306.]

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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Part III--Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

Response:
In 1998 the Registrant adopted SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information ("SFAS No. 131"). Pursuant to SFAS No. 131 the Registrant is required to, and will, report segment data and restate prior period data in the financial statements included in its Form 10-K for the fiscal year ended December 31, 1998 (the "Form 10-K"). Due to the Registrant's adoption of SFAS No. 131, and the complexity associated therewith, the Registrant has not been able to compile the requisite financial data and other information necessary to enable it to complete and file the Form 10-K by March 31, 1998, the required filing date, without unreasonable effort and expense.

Part IV--Other Information

(1) Name and telephone number of person to contact in regard to this notification

             JAMES H. LONG               (713) 795-2000             .
             (Name)                      (Area Code)(Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

 (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Response: The Registrant anticipates that revenue for the fiscal year ended December 31, 1998 will be approximately $167.0 million, an increase of approximately $38.0 million from the previous fiscal year. However, the Registrant anticipates that it will incur a net loss of approximately $1,098,000 for the fiscal year ended December 31, 1998. This net loss is primarily attributable to certain charges to pre-tax net income, including, but not limited to, an inventory write-down and increase in reserves against vendor accounts receivable.

                              ALLSTAR SYSTEMS, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     MARCH 31, 1999          By    /s/ James H. Long
    -------------------                James H. Long, President and CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((0)232.201 or (0)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((0)232.13(b) of this chapter). [Added in Release No. 34-31905 ( 85,111), effective April 26, 1993, 58 FR 14628;
         and Release No. 34-35113 ( 85,475), effective January 30, 1995, 59 F.R. 67752.]